EXHIBIT 99.1

Tencent Music Entertainment Group Announces Third Quarter 2022 Unaudited Financial Results

SHENZHEN, China, Nov. 15, 2022 /PRNewswire/ -- Tencent Music Entertainment Group ("TME," or the "Company") (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Financial and Operational Highlights

In the three months ended September 30, 2022:

•	Net profit of the Company was RMB1.09 billion (US$154 million), representing a 38.7% increase year-over-year and a 22.5% increase on a sequential basis. Non-IFRS net profit of the Company[1] was RMB1.41 billion (US$198 million), representing a 32.7% increase year-over-year and a 32.5% increase on a sequential basis.

•	Total revenues were RMB7.37 billion (US$1.04 billion), representing a 5.6% year-over-year decrease and a 6.7% increase on a sequential basis.

•	Revenues from music subscriptions were RMB2.25 billion (US$316 million), representing an increase of 18.3% year-over-year. Paying users reached 85.3 million, increasing by 19.8% year-over-year. On a sequential basis, the number of online music paying users grew by 2.6 million.

•	Net profit attributable to equity holders of the Company was RMB1.06 billion (US$149 million) and Non-IFRS net profit attributable to equity holders of the Company[1] was RMB1.38 billion (US$194 million).

"As we are employing a balanced approach to grow paying users and ARPPU, revenues from online music services increased at a healthy pace in the third quarter, driven by year-over-year gains in subscriptions. Meanwhile, effective cost optimization measures and improved operating efficiency led to increased profitability amid challenging macro conditions this quarter," said Mr. Cussion Pang, Executive Chairman of TME. "Leveraging our dual engine content-and-platform strategy, we introduced more resources and optimized services to furnish music content creators and musicians with the tools they need and music lovers with the sounds and features they want. Each new element we offer drives the development of our business and the overall industry. Furthermore, completing our listing on the Main Board of The Stock Exchange of Hong Kong, in addition to our primary listing on the NYSE, demonstrates our commitment to protecting long-term value for shareholders. Also, as a token of confidence in our Company's bright future, as of the end of the third quarter, we had repurchased over $800 million of our stock, pursuant to the $1 billion share repurchase program we announced last year."

"Propelled by our innovative spirit, we introduced numerous immersive and connective product upgrades in the third quarter. Users now have even more unique ways to interact with our content and with one another as they listen, watch, sing and play," said Mr. Ross Liang, CEO of TME. "Today, we cater to more diverse music tastes and nuanced user demands than ever before. Improved experiences, together with more privileges, translate into new, attractive monetization opportunities for us to actively tap into, such as TME Live, TMELAND, Super VIP Membership, Artist Subscription and more. To supplement our expanding world of music content, we also introduced a number of tech-supported tools to facilitate long-form audio podcast creation. Our deepened connection with Tencent's broader ecosystem has continued to bolster our content production, promotion and monetization capabilities. Finally, developing music experiences with resounding positive influence is the backbone of our company. As we nurture these strengths, we continue to bring more social awareness and value to our music-empowered charity programs while supporting music and its evolution."

Recent Operational Highlights

•	TME's online music and social entertainment services key operating metrics[2]

	3Q22	3Q21	YoY%
Mobile MAU - online music (million)	587	636	(7.7%)
Mobile MAU - social entertainment (million)	155	205	(24.4%)
Paying users - online music (million)	85.3	71.2	19.8%
Paying users - social entertainment (million)	7.4	10.0	(26.0%)
Monthly ARPPU - online music (RMB)	8.8	8.9	(1.1%)
Monthly ARPPU - social entertainment (RMB)	177.3	163.9	8.2%

•	The year-over-year decline in online music mobile MAUs was primarily due to churn of our casual users amid competition from pan-entertainment platforms, as well as cost optimization measures to focus on boosting monetization efficiency as a platform of scale. Nevertheless, QQ Music DAUs continued to increase year-over-year, indicating healthy user engagement with our flagship products. Notably, online music paying users, a cohort representing high-quality users, continued to grow at a robust pace and drove paying ratio to a new record, while ARPPU also kept improving sequentially, driven by our expanding content offerings and product enhancements, as well as broadened sales channels and moderated promotions. As a result, our subscription revenue continued to deliver healthy year-over-year and quarter-over-quarter growth.

•	Social entertainment services MAUs and paying users declined year-over-year due to macro headwinds. We will continue to improve our competitiveness through ongoing product innovations and new initiatives in social entertainment, such as audio live streaming, international expansion and virtual interactive product offerings.

•	Our content strategy continued to strengthen the scale, quality and appeal of our content offerings.

•	Broad content partnerships with top labels and artists, both domestically and internationally, to improve the diversity of collaborations:

•	Teamed up with YG Entertainment, Faye Wong, Roy Wang, Lay Zhang and others to provide our users with benefits in the 30-day head start period following the release of their new songs.

•	Jay Chou's digital album "Greatest Works of Art" recorded sales of close to 7 million copies by the end of the third quarter.

•	Cooperated with professional institutions and industry partners in the gaming, classical and electronic music verticals to enhance our reputation as the go-to destination.

•	Original content production capabilities to grow our expansive and cross-generational music library:

•	Expanded the influence of our original works by bringing them to both domestic and overseas audiences. Notable examples in the third quarter included our musician Akini Jing's album Endless Farewell, which was recognized as the monthly pick by Pitchfork, a worldwide authority in music reviews, as well as a number of original singles that went viral on the internet and each raked in over 100 million streams, such as Heard from You by Dongran Yu.

•	Rolled out a patented voice synthesis technology, Lingyin Engine, to accelerate original content production through technological innovations. Developed the synthetic voices in memory of legendary artists such as Teresa Teng and Anita Mui, and created an AI singer lineup with the voices of trending stars such as Yang Chaoyue, among others. As of the end of the third quarter, we have launched over 1,000 songs with AI synthetic voices.

•	Tencent Musician Platform, an all-round service platform that helps indie musicians showcase their talent and passion for music:

•	Empowered over 350,000 independent musicians in the third quarter to help create, distribute and monetize their music content.

•	Scaled up online and offline support during the third quarter to introduce new features such as "TME Artists' Albums" which helps musicians release digital albums and brings them income generated by their albums sales. Also recommended a diverse group of our musicians to various shows and events hosted by TME and sponsored by Sprite, SAIC Audi and JD, among others, to provide strong promotion and commercial resources, and in the meantime help advertisers raise the value and influence of their brands.

•	TME Live pairs on- and off-line music entertainment to bring fans various A-list performances:

•	Hosted 32 online and offline performances in the third quarter by various A-list stars, including Han Hong and Wakin Chau.

•	Pioneered TME Live Moment's "Vote Your Encore," an interactive feature enabling fans to vote on a concert's closing song and engage more deeply with performances.

•	Our platform strategy creates an immersive, bonding experience for our users, highlighted by our four pillars of entertainment: listen, watch, sing and play.

•	Became the first music platform domestically to offer new features such as Dolby Surround Sound, Adaptive Sound Adjustment, iOS 16 lock-screen widgets and more to provide a nimble user interface and a tech-oriented, professional listening experience for our users.

•	Upgraded the personalized playlist function and smart recommendation feature to further simplify the listening process and bolster music discovery efficiency. As a result of these refinements, QQ Music and Kugou Music's recommendation streaming volume and time spent per user both registered year-over-year increases.

•	Hosted a virtual 3D live show in TMELAND partnering with Pepsi and its virtual idol group TEAM PEPSI, with over 4 million fans joining.

•	Debuted new interactive features such as Music Zone, a 2D virtual music community, and Tan Go, a music entertainment feature, to bring users even more fun ways to interact with music, artists and each other.

•	Long-form Audio: We launched Shengbo, putting a one-stop audio creation assistant in our podcasters' pockets. We also enhanced our Text to Sound (TTS) technology to facilitate and supplement podcast content production.

•	Social responsibility is another fundamental part of our music ecosystem. On 99 Giving Day, we teamed up with artists including Mao Buyi and Tencent Charity to launch "Hear the Light of Music," a philanthropic album, and "Surprised by Music," a charity concert, to raise awareness and funds for environmental protection, as well as young and elderly groups in rural areas.

[1] Non-IFRS net profit and Non-IFRS net profit attributable to equity holders of the Company was arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments and income tax effects.

[2] For the definitions of the cited key operating metrics, please refer to the introduction section in the Company's 2021 20-F filed on April 26, 2022. The monthly ARPPU of social entertainment services is calculated based on revenues from social entertainment and others, including advertising services provided on our social entertainment platforms. Online music mobile MAUs for a given month refers to the sum of mobile MAUs of our music products, including QQ Music, Kugou Music and Kuwo Music, for that month; duplicate access to different services by the same device is not eliminated from the calculation.

Third Quarter 2022 Financial Results

Revenues

Total revenues for the third quarter of 2022 decreased by RMB440 million, or 5.6%, to RMB7.37 billion (US$1.04 billion) from RMB7.81 billion in the same period of 2021.

•	Revenues from online music services for the third quarter of 2022 increased by 18.8% to RMB3.43 billion (US$482 million) from RMB2.89 billion in the same period of 2021. The increase was driven by strong growth in music subscription revenues, supplemented by growth in revenues from sales of digital albums and advertising services, partially offset by a decrease in sublicensing revenues. Revenues from music subscriptions were RMB2.25 billion (US$316 million), representing growth of 18.3% compared to RMB1.90 billion in the same period of 2021, primarily due to an increase in the number of paying users by 19.8%. ARPPU remained stable at RMB8.8 this quarter compared to RMB8.9 in the third quarter of 2021 and improved by 3.5% sequentially, because we focused more intently on high-quality growth of our subscription revenue while maintaining a healthy ARPPU this year. The increase in revenues from sales of digital albums was mainly due to the launch of digital albums during the period. Moreover, revenues from advertising increased on both a year-over-year and sequential basis as we began to recover moderately from the impact of COVID-19 and offered more advertising formats to our customers. Sublicensing revenues decreased on a year-over-year basis due to restructuring of agreements with certain music labels.

•	Revenues from social entertainment services and others for the third quarter of 2022 decreased by 20.0% to RMB3.94 billion (US$553 million) from RMB4.92 billion in the same period of 2021. On a year-over-year basis, ARPPU increased by 8.2% in the third quarter of 2022, while paying users of social entertainment services decreased by 26.0%. The decrease was mainly due to the impact of the evolving macro environment and increased competition from other platforms.

Cost of Revenues

Cost of revenues for the third quarter of 2022 decreased by 9.7% to RMB4.96 billion (US$698 million) from RMB5.50 billion in the same period of 2021. The declined revenues from social entertainment services led to the decrease in revenue sharing fees, which was the primary reason for the overall decrease in cost of revenues on a year-over-year basis.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2022 increased by 4.1% to RMB2.40 billion (US$338 million) from RMB2.31 billion in the same period of 2021. Gross margin for the third quarter of 2022 increased by 3.0% to 32.6% from 29.6% in the same period of 2021. This increase in gross margin was primarily due to our effective control of content costs including revenue sharing fees for our live streaming business, as well as improved operational cost efficiencies and the increase in revenues from advertising services and sales of digital albums.

Operating Expenses for the Period

Total operating expenses for the third quarter of 2022 decreased by 12.3% to RMB1.44 billion (US$202 million) from RMB1.64 billion in the same period of 2021. Operating expenses as a percentage of total revenues decreased by 1.5% to 19.5% in the third quarter of 2022 from 21.0% in the same period of 2021. After excluding the impact from the expenses related to our secondary listing, operating expenses as a percentage of total revenues would have decreased by 2.1% year-over-year.

•	Selling and marketing expenses were RMB245 million (US$34 million), representing a decrease of 58.3% year-over-year from RMB587 million in the same period of 2021. This decrease was primarily due to effective control over marketing expenses and optimization of the overall promotion structure to improve operating efficiency. Our selling and marketing expenses continuously decreased during this year as we reduced the marketing spending on user acquisition and remained more focused on paying user growth.

•	General and administrative expenses were RMB1.19 billion (US$168 million), representing an increase of 13.4% year-over-year from RMB1.05 billion in the same period of 2021. After excluding the impact from the expenses related to our secondary listing, general and administrative expenses would have increased by 9.2% year-over-year. The increase was mainly due to increased investment in research and development.

Operating Profit for the Period

Operating profit for the third quarter of 2022 increased by 37.2% to RMB1.26 billion (US$177 million) from RMB919 million in the same period of 2021, resulting from our improved gross profit and effective control over operational efficiency.

Income Tax Expenses

Effective tax rate in the third quarter of 2022 was 12.2%, compared to 11.5% in the same period of 2021. The increase in effective tax rate was mainly because some of our entities were entitled to different tax benefits in 2021 and 2022.

Net Profit and Non-IFRS Net Profit for the Period

Net profit attributable to equity holders of the Company for the third quarter of 2022 increased by 43.4% to RMB1.06 billion (US$149 million) from RMB740 million in the same period of 2021. Non-IFRS net profit attributable to equity holders of the Company for the third quarter of 2022 increased by 35.9% to RMB1.38 billion (US$194 million) from RMB1.02 billion in the same period of 2021. Please refer to the section in this press release titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per American Depositary Shares ("ADS") were RMB0.67 (US$0.09) and RMB0.66(US$0.09), respectively, for the third quarter of 2022. Non-IFRS basic and diluted earnings per ADS were RMB0.87 (US$0.12) and RMB0.86 (US$0.12), respectively, for the third quarter of 2022. During the third quarter of 2022, the Company had weighted averages of 1.59 billion basic and 1.60 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares.

Cash, Cash Equivalents, Term Deposits and Short-term Investments

As of September 30, 2022, the combined balance of the Company's cash, cash equivalents, term deposits and short-term investments amounted to RMB25.45 billion (US$3.58 billion), compared to RMB25.80 billion as of June 30, 2022. Such combined balance was also affected by the change in the exchange rate of RMB to USD at different balance sheet dates. The exchange rate was 7.1135 to 1 on September 30, 2022.

Share Repurchase Program

Pursuant to the US$1 billion 2021 Share Repurchase Program announced on March 28, 2021, as of September 30, 2022, we had repurchased approximately 114.0 million ADSs from the open market with cash for a total consideration of approximately US$860 million.

Conference Call Information

TME's management will hold a conference call at 7:00 P.M. on Tuesday, November 15, 2022 (Hong Kong time) (6:00 A.M. on November 15, 2022, U.S. Eastern Time) to discuss the financial result for the three months ended September 30, 2022. The dial-in details of the conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	2420087

The replay will be accessible through November 22, 2022, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	4004801

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.tencentmusic.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments and income tax effects.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of Non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group
ir@tencentmusic.com
+86 (755) 8601-3388 ext. 818415

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED INCOME STATEMENT

	Three Months Ended September 30			Nine Months Ended September 30
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	2,888	3,430	482	8,587	8,924	1,255
Social entertainment services and others	4,917	3,935	553	15,050	11,990	1,686
	7,805	7,365	1,035	23,637	20,914	2,940
Cost of revenues	(5,496)	(4,962)	(698)	(16,425)	(14,588)	(2,051)
Gross profit	2,309	2,403	338	7,212	6,326	889

Selling and marketing expenses	(587)	(245)	(34)	(1,928)	(878)	(123)
General and administrative expenses	(1,051)	(1,192)	(168)	(2,942)	(3,318)	(466)
Total operating expenses	(1,638)	(1,437)	(202)	(4,870)	(4,196)	(590)
Interest income	131	186	26	408	487	68
Other gains, net	117	109	15	368	438	62
Operating profit	919	1,261	177	3,118	3,055	429

Share of net profit/(loss) of investments accounted for using equity method	1	8	1	(48)	22	3
Finance cost	(30)	(24)	(3)	(90)	(77)	(11)
Profit before income tax	890	1,245	175	2,980	3,000	422

Income tax expense	(102)	(152)	(21)	(342)	(366)	(51)
Profit for the period	788	1,093	154	2,638	2,634	370

Attributable to:
Equity holders of the Company	740	1,061	149	2,493	2,526	355
Non-controlling interests	48	32	4	145	108	15

Earnings per share for Class A and Class B ordinary shares
Basic	0.22	0.33	0.05	0.75	0.78	0.11
Diluted	0.22	0.33	0.05	0.74	0.78	0.11

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.45	0.67	0.09	1.50	1.57	0.22
Diluted	0.44	0.66	0.09	1.47	1.55	0.22

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,305,669,441	3,176,110,236	3,176,110,236	3,334,040,031	3,224,870,392	3,224,870,392
Diluted	3,337,499,968	3,206,799,580	3,206,799,580	3,382,627,682	3,255,991,564	3,255,991,564

ADS used in earnings per ADS computation
Basic	1,652,834,720	1,588,055,118	1,588,055,118	1,667,020,016	1,612,435,196	1,612,435,196
Diluted	1,668,749,984	1,603,399,790	1,603,399,790	1,691,313,841	1,627,995,782	1,627,995,782

TENCENT MUSIC ENTERTAINMENT GROUP

UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended September 30			Nine Months Ended September 30
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Profit for the period	788	1,093	154	2,638	2,634	370
Adjustments:
Amortization of intangible and other assets arising from acquisitions*	127	130	18	357	372	52
Share-based compensation	202	226	32	551	656	92
(Gains)/Losses from investments**	(21)	-	-	16	(141)	(20)
Income tax effects***	(33)	(38)	(5)	(103)	(106)	(15)
Non-IFRS Net Profit	1,063	1,411	198	3,459	3,415	480

Attributable to:
Equity holders of the Company	1,015	1,379	194	3,314	3,307	465
Non-controlling interests	48	32	4	145	108	15

Earnings per share for Class A and Class B ordinary shares
Basic	0.31	0.43	0.06	0.99	1.03	0.14
Diluted	0.30	0.43	0.06	0.98	1.02	0.14

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.61	0.87	0.12	1.99	2.05	0.29
Diluted	0.61	0.86	0.12	1.96	2.03	0.29

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,305,669,441	3,176,110,236	3,176,110,236	3,334,040,031	3,224,870,392	3,224,870,392
Diluted	3,337,499,968	3,206,799,580	3,206,799,580	3,382,627,682	3,255,991,564	3,255,991,564

ADS used in earnings per ADS computation
Basic	1,652,834,720	1,588,055,118	1,588,055,118	1,667,020,016	1,612,435,196	1,612,435,196
Diluted	1,668,749,984	1,603,399,790	1,603,399,790	1,691,313,841	1,627,995,782	1,627,995,782

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions

** Including the net losses/gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments

*** Represents the income tax effects of Non-IFRS adjustments

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED BALANCE SHEET

	As at December 31, 2021	As at September 30, 2022
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	243	289	41
Land use rights	1,495	2,499	351
Right-of-use assets	283	435	61
Intangible assets	2,829	2,491	350
Goodwill	19,121	19,493	2,740
Investments accounted for using equity method	3,599	4,386	617
Financial assets at fair value through other comprehensive income	7,302	3,172	446
Other investments	199	299	42
Prepayments, deposits and other assets	743	659	93
Deferred tax assets	346	392	55
Term deposits	4,303	6,570	924
	40,463	40,685	5,719

Current assets
Inventories	24	20	3
Accounts receivable	3,610	2,916	410
Prepayments, deposits and other assets	2,731	4,221	593
Other investments	37	37	5
Short-term investments	1,029	-	-
Term deposits	12,769	10,294	1,447
Cash and cash equivalents	6,591	8,582	1,206
	26,791	26,070	3,665

Total assets	67,254	66,755	9,384

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	36,238	36,493	5,130
Shares held for share award schemes	(183)	(200)	(28)
Treasury shares	(3,660)	(5,445)	(765)
Other reserves	3,726	5,404	760
Retained earnings	14,194	10,970	1,542
	50,317	47,224	6,639
Non-controlling interests	738	1,070	150

Total equity	51,055	48,294	6,789

LIABILITIES
Non-current liabilities
Notes payables	5,062	5,641	793
Accounts payable	93	-	-
Other payables and other liabilities	32	6	1
Deferred tax liabilities	271	219	31
Lease liabilities	205	349	49
Deferred revenue	86	108	15
	5,749	6,323	889

Current liabilities
Accounts payable	4,329	4,838	680
Other payables and other liabilities	3,832	4,490	631
Current tax liabilities	363	476	67
Lease liabilities	92	99	14
Deferred revenue	1,834	2,235	314
	10,450	12,138	1,706

Total liabilities	16,199	18,461	2,595

Total equity and liabilities	67,254	66,755	9,384

TENCENT MUSIC ENTERTAINMENT GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30			Nine Months Ended September 30
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	1,595	1,252	176	4,417	4,987	701
Net cash used in investing activities	(1,692)	(1,243)	(175)	(6,995)	(338)	(48)
Net cash used in financing activities	(1,651)	(1,668)	(234)	(3,424)	(3,036)	(427)
Net (decrease)/increase in cash and cash equivalents	(1,748)	(1,659)	(233)	(6,002)	1,613	227
Cash and cash equivalents at beginning of the period	6,822	10,044	1,412	11,128	6,591	927
Exchange differences on cash and cash equivalents	4	197	28	(48)	378	53
Cash and cash equivalents at end of the period	5,078	8,582	1,206	5,078	8,582	1,206